July 2, 2012


Via E-mail

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:  Mr. John Cash

     Re:  Dynasil Corporation of America
          Form 10-K for the fiscal year ended September 30, 2011
          Filed December 29, 2011
          Form 10-Q for the quarter ended March 31, 2012
          Filed May 15, 2012
          File No. 1-35011

Dear Mr. Cash:

     We are in receipt of your comment letter dated June 25, 2012, regarding Dynasil Corporation of America's Form 10-K for the fiscal year ended September 30, 2011 and Form 10-Q for the quarter ended March 31, 2012 filings. As we discussed in our conversation on June 28, 2012, due to summer vacation and work scheduling issues, we are requesting an additional 16 business days to respond due to time constraints. As a result, we will submit our response letter by Wednesday, July 25, 2012.

     If you require additional information, please telephone the undersigned at 617-668-6848.





                                   Respectfully submitted,

                                   /s/ Richard A. Johnson

                                   Richard A. Johnson
                                   Chief Financial Officer

cc:  Matthew J. Gardella
     Edwards Wildman Palmer LLP